UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

INLAND LAND APPRECIATION FUND, L.P.

(Name of Subject Company)

INLAND LAND APPRECIATION FUND, L.P.

INLAND REAL ESTATE INVESTMENT CORPORATION

(Names of Persons Filing Statement)

LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin
Inland Land Appreciation Fund, L.P.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

David J. Kaufman
 Duane Morris LLP
227 West Monroe Street, Suite 3400
Chicago, IL 60606-5098
312.499.6741

☐                               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.                    Subject Company Information.

Name and address. The name of the subject company is Inland Land Appreciation Fund, L.P., a Delaware limited partnership (the “Partnership”). The address and telephone number of the Partnership’s principal executive offices is 2901 Butterfield Road, Oak Brook, Illinois 60523, (630) 218-8000.

Securities. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto, this “Schedule 14D-9”) relates is limited partnership units of the Partnership (“Units”). As of September 30, 2007, there were 29,593 Units outstanding.

Item 2.                    Identity and Background of Filing Person.

Name and address. This Schedule 14D-9 is being filed by the Partnership, the general partner of which is Inland Real Estate Investment Corporation (“IREIC”), and by IREIC. The business address and telephone number of the Partnership and IREIC is set forth above in Item 1 of this Schedule 14D-9.

Tender Offer. This Schedule 14D-9 relates to the tender offer by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MacKenzie Patterson Special Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase up to 591 Units of the Partnership at a purchase price equal to $800.00 per Unit, subject to the terms and conditions set forth in the Offer to Purchase dated September 26, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, constitute the “Offer”) included as exhibits to a Schedule TO, filed by the Offerors with the Securities and Exchange Commission (“SEC”) on September 26, 2007 (the “Schedule TO”). The Schedule TO states that the business address of the Offerors is MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, California 94556.

Item 3.                    Past Contacts, Transaction, Negotiations and Agreements.

To the best knowledge of the Partnership and IREIC, neither the Partnership nor IREIC is aware of any agreement, arrangement or understanding or any actual or potential conflict of interest between the Partnership, IREIC or any of their respective affiliates and the Offerors, their executive officers, directors or affiliates. The following describes the nature of any agreement, arrangement or understanding and any actual or potential conflict of interest between the Partnership and any of its affiliates, including the executive officers, directors and affiliates of IREIC.

Resolution of Conflicting Opportunities

IREIC and its affiliates have sponsored, and may in the future sponsor, both publicly and privately offered real estate partnerships that may have investment objectives identical or very similar to those of the Partnership. IREIC and its affiliates could, therefore, be subject to conflicts of interest between the Partnership and other programs in connection with the acquisition or sale of land parcels. To the extent possible, the resolution of conflicting investment opportunities between the Partnership and other investment entities advised or managed by IREIC will, as a general rule, be resolved by giving priority to the partnership or entity having uninvested funds for the longest period of time. Other factors that may be considered in connection with the decisions as to the suitability of the property for investment include: (i) the effect of the acquisition on the diversification of each entity’s portfolio; (ii) the amount of funds available for investment; (iii) cash flow; and (iv) the estimated income tax effects of the purchase and subsequent disposition.

The Partnership believes that the aforementioned factors, together with the obligation of IREIC and its affiliates to present to the Partnership any investment opportunity that could be suitable for the Partnership, will help to lessen the competition or conflicts with respect to the purchase of properties by other partnerships and the Partnership.

IREIC’s Recommendations — Conflicts of Interest Regarding Receipt of Fees and Commissions

IREIC or its affiliates receive, directly or indirectly, fees from the Partnership for services and advice in connection with the identification, selection, evaluation, investigation, negotiation and acquisition of the Partnership’s investments in real property. At a minimum, all arrangements with IREIC and its affiliates must satisfy the following criteria: (i) the compensation, price or fee is comparable and competitive with the compensation, price or fee of any other person who is rendering comparable services or selling or leasing comparable goods that could reasonably be made available to the Partnership, is on competitive terms and is paid in compliance with the foregoing; (ii) the fees and other terms of the contract are fully disclosed; (iii) IREIC or its affiliates previously have been engaged in the business of rendering such services or selling or leasing such goods, independently of the Partnership and as an ordinary and ongoing business; and (iv) all services or goods for which IREIC or its affiliates will be compensated are embodied in a written contract that precisely describes the services to be rendered and all compensation to be paid, which contract may be modified only by a vote of the majority of the limited partners of the Partnership. All contracts generally contain a clause allowing termination without penalty on sixty (60) days notice. No affiliate of IREIC, however, is given an exclusive right to receive a real estate brokerage commission in connection with the sale of any of the Partnership’s properties.

Also, IREIC has certain varying interests in net sale proceeds and profits and losses of the Partnership that could be affected by IREIC’s decisions with respect to the timing of the sale of land parcels or subdivisions thereof, the establishment and maintenance of reasonable reserves, the timing of expenditures and other matters. Additionally, IREIC has discretion with respect to decisions relating to these transactions and, therefore, IREIC may have a conflict of interest with respect to these determinations.

IREIC and its affiliates are reimbursed for certain expenses paid by them with respect to the operation of the Partnership. The amount of any reimbursement, however, may not exceed the aggregate amount of the expense paid. Because reimbursements relate to costs over which IREIC may exercise control, IREIC may be subject to a conflict of interest with respect to its decision to incur these expenses. To minimize the potential for conflicts of interest, each material decision made by IREIC and its affiliates is made in a manner consistent with the general fiduciary obligations owed to the Partnership and the limited partners by IREIC and its affiliates.

Competition for Management Services

IREIC or its affiliates receive property management fees as compensation for overseeing the leasing of the Partnership’s land and determining the optimum time for selling the Partnership’s land. IREIC and its affiliates also provide management services to persons other than the Partnership (including two other public and over 170 private real estate partnerships). Accordingly, the Partnership may compete with these entities for the management services provided by IREIC and its affiliates. However, IREIC believes that it has adequate staff to provide management services to all of its customers, including the Partnership.  IREIC or any of its affiliates may be employed or retained by the Partnership to provide land management and supervision services for the Partnership.

Such an agreement to provide such services cannot be entered into unless (i) the amounts charged for such services will not exceed the lower of actual cost or 90% of the amount the Partnership would be required to pay independent parties for comparable services in the same geopraphic location, (ii) there exist extraordinary circumstances which justify the rendering of the services, (iii) the terms of the services are fully disclosed, and (iv) IREIC or the affiliate is previously engaged in the business of rendering such services independent of the Partnership and as an ordinary and ongoing business.

Tax Conflicts

Situations may arise in which IREIC as general partner of the Partnership may be required to act on behalf of the Partnership in administrative and judicial proceedings involving the Internal Revenue Service or other regulatory or enforcement authorities. These proceedings may involve or affect other partnerships for which IREIC or one of its affiliates acts as general partner. In these situations, the positions taken by IREIC may have differing effects on the Partnership and on these other partnerships. Any decisions made by IREIC with respect to such matters will be made in good faith consistent with IREIC’s fiduciary duties both to the Partnership and the limited partners and to any other partnership for which it or an affiliate may be acting as a general partner.

Conflicts Regarding Legal Services

Duane Morris LLP acts as counsel to IREIC and the Partnership and has rendered legal services with respect to Partnership matters. Duane Morris LLP may in the future act as counsel to IREIC and its affiliates and other partnerships sponsored by IREIC and its affiliates. Should a dispute arise involving the Partnership and any other partnerships sponsored by IREIC and its affiliates, IREIC will cause the Partnership to retain separate legal counsel.

Item 4.                    The Solicitation or Recommendation.

Solicitation or recommendation. IREIC, as the general partner of the Partnership and on behalf of the Partnership, is expressing no opinion as to whether holders of Units should tender their Units pursuant to the Offer and is remaining neutral as to the Offer.

Reasons. IREIC and the Partnership each believe that holders of Units should consider the following information when evaluating whether to tender their Units pursuant to the Offer:

•                                          Although the offer price of $800.00 per Unit is greater than the Partnership’s ERISA value as of December 31, 2006 of $609.00 per Unit, IREIC and the Partnership each believe that the long term value of each Unit is greater than the amount offered by the Offerors.  The ERISA value as of December 31, 2006 is based upon the average appraised value of the land owned by the Partnership, as set forth in a 1998 appraisal report prepared by an independent third party, and is adjusted downward for sales since the date of the appraisal. Recent sales prices achieved by the Partnership have been in excess of the 1998 appraised valuation.

•                                          On February 18, 2005, the Partnership entered into a contract to sell approximately 149 acres of Parcels 6 and 7.  The final closing of this transaction occurred on August 22, 2007 and resulted in net sale proceeds of approximately $2,735,470.  IREIC and the Partnership each anticipates that the Partnership will distribute a minimum of $50.00 per Unit from the sales proceeds to limited partners by year end.

•                                          Pursuant to the terms and conditions of the Offer, the purchase price per Unit will be reduced by the amount of any distributions declared or made with respect to the Units between September 26, 2007 and November 9, 2007 or such other date to which the Offer may be extended.

•                                          The Partnership recently entered into a contract to sell approximately 50 acres of Parcel 9.  The buyer is currently in their inspection period and the contract is subject to certain zoning requirements, therefore, it is difficult to predict whether this transaction will close.  Although a final sales price has yet to be negotiated, IREIC and the Partnership each anticipates that the sales price per acre will exceed the 1998 appraised value amount of $43,000.00 per acre for this parcel.

•                                          Pre-development activities, such as rezoning, annexation and land planning, are continuing on over 700 acres owned by the Partnership. IREIC and the Partnership each believes that these activities will lead to further increases in the value of this land.

IREIC and the Partnership each believes that tender offers from unaffiliated third parties are generally priced below the fair market value of the security.  If holders of Units have an urgent need to liquidate their investment, they may not know that there also is a secondary market where their Units may be sold.  IREIC and the Partnership can provide holders of Units with a list of companies that have purchased Units in the past. The most recent pricing data available from Direct Investments Spectrum, a publication that tracks secondary market activity, shows a weighted average trading price of $685.00 for Units traded between June 1, 2007 through July 31, 2007.  Please note that holders of Units may receive more or less than the amount offered by the Offerors should they choose to sell their Units in the secondary market.

In the event holders of Units are considering selling their Units, they should be aware that in accordance with IRS Regulation Section 1.7704(j), the Partnership can only transfer or assign up to 2% of the outstanding Units in the Partnership during a calendar year.  The Partnership has already reached this threshold for 2007.  Therefore, any requests to transfer Units as a result of the sale of Units during the balance of 2007 will be rejected.

An investor in the Partnership who has held Units since its inception has received distributions aggregating approximately $1,254.00 per $1,000.00 Unit.  This amount is equivalent to approximately 125% of the original investment amount.  Although IREIC and the Partnership cannot guarantee the Partnership’s future performance, IREIC and the Partnership’s goal remains the same — to sell the Partnership’s remaining assets and make distributions of the sale proceeds until the Partnership is concluded.

Intent to tender. After reasonable inquiry and to the best knowledge of the Partnership, neither the Partnership, IREIC nor any of their respective executive officers, directors, affiliates or subsidiaries intends to tender or sell Units beneficially owned by them pursuant to the Offer.

Item 5.                    Person/Assets, Retained, Employed, Compensated or Used.

None of IREIC, the Partnership or any person acting on their behalf has directly or indirectly employed, retained or compensated, or currently intends to directly or indirectly employ, retain or compensate, any person to make solicitations or recommendations to the holders of Units on its behalf with respect to the Offer.

Item 6.                    Interest in Securities of the Subject Company.

During the past sixty (60) days, no transactions with respect to the Units have been effected by the Partnership, IREIC or their respective  executive officers, directors, affiliates and subsidiaries.

Item 7.                    Purposes of the Transaction and Plans or Proposals.

The Partnership is not engaged in or undertaking any negotiations in response to the Offer.

Item 8.                    Additional Information.

Exhibits. The Exhibits to this Schedule 14D-9 referenced in Item 9 hereto are incorporated in their entirety by reference into this Item 8.

Item 9.                    Exhibits.

Exhibit	Description

Exhibit 99.1	Letter to holders of Units of the Partnership, dated October 11, 2007*

*                                         Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Units of the Partnership.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2007	INLAND LAND APPRECIATION FUND, L.P.

	By:	INLAND REAL ESTATE INVESTMENT
CORPORATION
	Its:	General Partner

	By:	/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

INLAND REAL ESTATE INVESTMENT
CORPORATION

	By:	/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Letter to holders of Units of the Partnership, dated October 11, 2007